ENERGY: A GLOBAL ISSUE
HOW APACHE IS HELPING.

                                           APACHE CORPORATION 2000 ANNUAL REPORT

CONTENTS

Performance Highlights                              1
Letter to Shareholders                              2
Issues                                             10
Apache Worldwide                                   16
Directors and Officers                             18
Statement of Consolidated Operations               19
Statement of Consolidated Cash Flows               20
Consolidated Balance Sheet                         21
Statement of Consolidated Shareholders' Equity     22
Eleven-Year Statistical Summary                    24
Oil and Gas Reserve Information                    26
Future Net Cash Flows                              28
Shareholder Information             Inside Back Cover

ABBREVIATIONS

Mcf      Thousand cubic feet (of gas)
MMBtu    Million British thermal units
MMcf     Million cubic feet
MMcf/d   Million cubic feet per day
Bcf      Billion cubic feet
Bcfe     Billion cubic feet of gas equivalent
Tcf      Trillion cubic feet
Boe      Barrel of oil equivalent
Mboe/d   Thousand barrels of oil equivalent per day
MMboe    Million barrels of oil equivalent
Mbbls    Thousand barrels
Mbbls/d  Thousand barrels per day
MMbbls   Million barrels
NGL      Natural gas liquids
Mboe     Thousand barrels of oil equivalent

Six Mcf of gas is the energy equivalent of one barrel of oil.

APACHE CORPORATE PROFILE

Established in 1954 with $250,000 of investor capital, Apache Corporation today is one of the world's top independent oil and gas exploration and production companies, with nearly $7.5 billion in assets.

     Apache's U.S. operations are focused in the Anadarko Basin of western Oklahoma, the Permian Basin of West Texas and New Mexico, along the Texas-Louisiana Gulf Coast and on the Outer Continental Shelf of the Gulf of Mexico. In Canada, Apache is active in British Columbia, Alberta and Saskatchewan. The company also has exploration and production operations in the Carnarvon Basin offshore Western Australia and Egypt's Western Desert and exploration activities in Poland and China.

--------------------------------------------------------------------------------

THIS ANNUAL REPORT IS DEDICATED TO TWO RETIRING DIRECTORS, GOV. STANLEY K. HATHAWAY AND JOSEPH A. RICE. STAN, A FORMER WYOMING GOVERNOR AND U.S. SECRETARY OF THE INTERIOR, IS A KIND AND DECENT MAN WITH A SHARP INTELLECT AND A KEEN SENSE OF HUMOR. HE HAS BEEN A VALUED FRIEND AND ADVISOR TO APACHE FOR MANY YEARS. JOE, THE FORMER CHAIRMAN AND CEO OF IRVING BANK CORPORATION AND IRVING TRUST COMPANY IN NEW YORK, BROUGHT HIS CONSIDERABLE BUSINESS AND FINANCIAL EXPERTISE AND ANALYTICAL MIND TO BEAR ON NUMEROUS APACHE CHALLENGES AND OPPORTUNITIES OVER THE YEARS. BOTH WILL BE GREATLY MISSED.

--------------------------------------------------------------------------------

PERFORMANCE HIGHLIGHTS

(Dollars in millions except per share data)                                    Year Ended December 31,
                                                                       ---------------------------------------

                                                                         2000           1999           1998
                                                                       ---------      ---------      ---------
FINANCIAL HIGHLIGHTS
Revenues                                                               $ 2,283.9      $ 1,146.6      $   760.5
Income (loss) attributable to common stock                                 693.1          186.4         (131.4)
Basic net income (loss) per common share                                    5.87           1.73          (1.34)
Cash provided by operating activities:
         Cash provided before changes in working capital and other
                  adjustments (cash from operations)                   $ 1,667.3      $   727.6      $   419.2
         Changes in working capital and other adjustments                 (137.9)         (89.4)          52.3
                                                                       ---------      ---------      ---------

Net cash provided by operating activities                              $ 1,529.4      $   638.2      $   471.5
                                                                       ---------      ---------      ---------

Total assets                                                           $ 7,482.0      $ 5,502.5      $ 3,996.1
Long-term debt                                                           2,193.3        1,879.7        1,343.3
Shareholders' equity                                                     3,754.6        2,669.4        1,801.8
Cash dividends per common share                                              .28            .28            .28

OPERATIONAL HIGHLIGHTS
Oil and gas capital expenditures (including acquisitions)              $ 2,194.7      $ 1,842.3      $   649.1
Natural gas production (MMcf/d)                                            830.5          656.1          590.1
Oil and condensate production (Mbbls/d)                                    114.5           91.0           72.9
Proved reserves (MMboe)                                                  1,086.4          807.2          613.0


EARNINGS              REVENUES             ASSETS          CASH FROM OPERATIONS
($ Millions)        ($ Millions)        ($ Billions)           ($ Millions)

 [GRAPH]              [GRAPH]             [GRAPH]               [GRAPH]

FELLOW SHAREHOLDERS,



================================================================================
Apache entered the new century with a stellar year fueled by higher prices, increased production and the magnificent efforts of our dedicated employees. We want to focus our comments on adding perspective and providing a greater understanding of the reasons behind our decision processes.

     Here are some of the important milestones achieved by Apache in 2000:

- Revenues exceeded $2 billion. It took 45 years to cross the $1 billion mark and one additional year to surpass $2 billion.

- Apache's proved reserves exceeded one billion barrels of oil equivalent, increasing 35 percent over 1999 levels.

- Earnings of $693 million were up more than $500 million from 1999, our previous best year ever.

- Cash from operations was $1.7 billion, up almost $1 billion from the 1999 record.

- Retained earnings -- Apache's accumulated net income, less dividends paid over the company's history -- rose nearly 120 percent to $1.2 billion. The contribution of net income to retained earnings in 2000 alone surpassed Apache's total retained earnings accumulated during its previous 45 years.

- Shareholders' equity rose 41 percent to $3.8 billion while debt as a percent of total capitalization fell to 37 percent from 41 percent at year-end 1999.

- Our investment-grade credit ratings from all three major rating agencies are now the highest in our sector. The single-A ratings from Standard & Poor's, Moody's Investors Service and Fitch will mean lower interest costs on short-term debt and greater credibility in the marketplace. Only one other independent exploration and production company has equivalent ratings.

     Apache's progress was rewarding to our shareholders -- who saw a 90 percent return on their investment - and to our employees who worked so effectively to make it happen.

     Taken as a whole, these results represent another rung on the ladder of building Apache to last and are indicative of Apache's culture and passion to grow a profitable exploration and production company for the benefit of our shareholders.

     During 2000, supply and demand for both oil and natural gas were in closer balance. The resulting higher prices for both commodities brought energy issues back to the public's consciousness for the first time since the Gulf War. Energy supply -- and its costs -- became visible economic and political issues.

     The debate revealed that many political leaders have given little thought to policies that will encourage the industry to continue to provide reliable supplies of oil and gas in an efficient and environmentally responsible manner. Short-term, crisis political actions invariably conflict with longer-term causes, worsening problems and market distortions. In addition to our discussion of Apache's strategy and outlook, we will use this annual report to outline our analysis of the reasons for tight supplies and high prices and the

"IN 2000, AFTER TAXES, WE EARNED APACHE'S ORIGINAL SEED CAPITAL OF $250,000 EVERY THREE HOURS."


================================================================================
impact of government regulation on Apache's strategy, operations and results.

     Strategically, we pursue long-term growth through a combination of drilling and acquisition activities in core areas of focus in North America and select international areas.

     Our experience led us to the concept of core areas, where we strive to develop local expertise with decentralized decision-making and centralized management systems. If you look at our five core areas over the last five years, we have had truly spectacular growth in each. The graphs on this page provide a sense of the growth in both reserves and production that we have experienced in each of our core areas.

     Core areas give us portfolio diversity not only in the hydrocarbon product (oil or gas) but also in terms of geological diversity and risk diversity. During 2000, we spent more than $800 million on exploration and the development of our existing assets. In addition, we spent $1.3 billion on acquisitions of quality assets in the Offshore, Southern and Midcontinent regions in the United States as well as Canada.

     Apache's sense of urgency was evident after we closed our acquisition of producing properties in western

PROVED RESERVES                            PRODUCTION
   (MMboe)                                   (MMboe)

   [GRAPH]                                   [GRAPH]

"CORE AREAS GIVE US PORTFOLIO DIVERSITY NOT ONLY IN THE HYDROCARBON PRODUCT (OIL OR GAS) BUT ALSO IN TERMS OF GEOLOGICAL DIVERSITY AND RISK DIVERSITY."


================================================================================
Oklahoma and the Texas Panhandle from Repsol YPF in January 2000. Recognizing the opportunities available from strong natural gas prices, our Midcontinent team launched an accelerated program of 150 wells that increased gross production on the properties to 69 MMcf per day from 47 MMcf per day en route to realizing the full potential of these assets.

     Our acquisition of Occidental Petroleum's assets on the Outer Continental Shelf solidified Apache's position in the top ranks of Shelf producers and allowed us to build on our acquisition of offshore properties from Shell in 1999. We also strengthened our positions in South Texas and the Permian Basin with our acquisition of properties from Collins & Ware.

     We completed an acquisition of Canadian properties in the Zama area of northwest Alberta from Canadian affiliates of Phillips Petroleum Company, complementing our 1999 acquisition from Shell Canada.

     We would like to make several points from the statistics that can be found in this report and our filings with the Securities and Exchange Commission
(SEC). Given the volatility of oil and gas prices, some of these statistics may be surprising.

     At the end of 1998, Apache was required to write down the carrying value of our properties by $243 million, based on an SEC-mandated calculation of discounted future net cash flows of $2.4 billion. The calculation is derived from Apache's proven reserves multiplied by the price of oil and gas on a given day at the end of each accounting period, discounted 10 percent per year. The calculation totally disregards historical pricing patterns, forward market price expectations and the company's value as a going enterprise. At the end of 1998, the trough of the commodity price cycle, the SEC value was $24.51 per share.

     After spending nearly $4 billion on acquisitions, exploration and development during 1999 and 2000, our discounted future net cash flows - using the same formula with stronger oil and gas prices and larger reserves - had risen to a remarkable $17.7 billion, or $143.37 per share. Subtracting Apache's debt, the value rises from $10.61 per share at the end of 1998 to $125.43 per share at the end of 2000.

     Couple this with the fact that in 2000, after taxes, we earned Apache's original seed capital of $250,000 every three hours, and you may share our perspective that we stand a company transformed.

     Following our discussion of the outlook for 2001 and beyond, we will cover some of the anomalies on the regulatory front governing our financial reporting. Although we have some respect for the SEC's required quarterly measurements, such anomalies impact the level of that respect.

     We are inclined to believe that the outlook for North American gas prices over the next couple of years is strong. We cannot predict either the weather or how deep the recession will penetrate before the economy is able to find bottom and rebuild.

     As we discuss elsewhere in this report, the absence of any energy policy has narrowed the safety margin

================================================================================
between potential gas supply and demand. Even with the generous assumption that our political leadership will find a way to balance environmental concerns with the long-term energy supply needed to support our nation, it's pretty late in the ballgame to play no-huddle, two-minute offense to overcome the obstacles to deliverable gas supplies. Adding reserves and production cannot be compared to ordering a burger and fries at the fast-food counter.

     Gas prices will continue to be excessively volatile, rendering it difficult for many marginal companies to survive, let alone contribute much to the nation's well being.

     The outlook for oil prices is determined by multiple global political and economic factors, yet some trends are apparent. Worldwide capital expenditures have lagged for a number of years, limiting the industry's ability to add to supply. The major oil exporting nations are trying to keep oil at or above $25 per barrel, compared with $12 per barrel two years ago. The ability of the exporters to set a finite price target and hold to a narrow range is unrealistic in a world consuming 75 million barrels per day. We would, however, expect oil prices to fluctuate within narrower ranges than

   PROVED RESERVES                  PRODUCTION                CAPITALIZATION
       (MMboe)                        (MMboe)                  ($ Billions)

       [GRAPH]                        [GRAPH]                     [GRAPH]

================================================================================
during the highly volatile period between March 1999 and the end of 2000.

     We are confident that Apache's gas and oil production will increase substantially during 2001. The driving forces behind Apache's outlook for the current year include both drilling and acquisition momentum.

     In Australia, several oil projects are coming on stream with excellent flow rates from some of the most permeable rocks in Apache's world. Australian gas is another story: Potential production exceeds demand and storage can't absorb much gas, unlike in the United States. We will keep it in the ground until additional markets are developed.

     Our acquisition of Fletcher Challenge Energy's assets in Canada and Argentina, which is expected to close in the first quarter of 2001, is another step change for our rapidly expanding operations in Canada, an increasingly important supplier of natural gas for the U.S. market. We are encouraged by the results of our exploration program in the Slave Point-Keg River area of northeast British Columbia and northwest Alberta, where the Ladyfern discovery is producing at 50 MMcf per day. Production will increase when additional facilities are completed. Based on our drilling results during the winter of 2000-2001 and the completion of additional infrastructure, we believe this area could be one of the more important developments in Apache's history.

     We also expect to complete our acquisition of Repsol's interests in Egypt, which will make Apache the largest producer in the Western Desert. Under the terms of our production-sharing agreements in Egypt, becoming operator of the Khalda Concession will enhance Apache's ability to apply its aggressive operating style to maximize production from this important asset.

     Upon completion of the Repsol acquisition, our net production in Egypt should approximate 37,500 barrels of liquid hydrocarbons and 110 million cubic feet of natural gas per day. During 2001, we plan to spend $100 million developing Khalda and nearly $50 million in the prospective West Mediterranean Concession.

     An important aspect of our approach to managing assets is a continuous appraisal of Apache's portfolio. We intend to prune our production tree of properties early in 2001 in order to capture the benefits of the current sellers' market. This focus on timing is consistent with our contrarian approach.

     It would be helpful, however, were we permitted to report our financial results in an understandable, transparent manner, rather than being forced to yield to newly imposed, myopic requirements more applicable to other industries.

     To build a company to last, Apache contends with multiple impediments. Certain financial reporting rules imposed by the SEC and the Financial Accounting Standards Board (FASB) disrupt company strategy by not accurately reflecting the economic substance of our business and transactions. We seek to refresh your memory about three matters in par-

"WE ARE CONFIDENT THAT APACHE'S GAS AND OIL PRODUCTION WILL INCREASE SUBSTANTIALLY DURING 2001."



================================================================================
ticular: the SEC full-cost "ceiling test," new FASB rules concerning derivative financial instruments and the SEC's after-the-fact position on crude oil inventory valuation.

     Apache performs quarterly ceiling-test calculations by individual country. The ceiling test requires a comparison of the company's carrying value of its oil and gas properties against the future net cash flows from its proved oil and gas reserves, discounted at 10 percent. The future net cash flows, which we mentioned earlier, must be based on the closing prices for natural gas and crude oil on the last day of each quarterly period, without escalation, except when provided for in sales contracts. When carrying value exceeds the discounted future net cash flows, we must write down our assets, even if prices decline for only a short period of time - a common occurrence in today's volatile markets. Even though oil and gas reserves change hands at a fair-value price based on forward-market pricing expectations, the SEC has held to its position on the ceiling test. Obviously, while these writedowns are non-recurring and require no cash outlay, they do distort our continuum.

     As we mentioned earlier, Apache's 1998 results reflected a $243 million before-tax writedown of the carrying value of our properties. Even to the discriminating investor, the writedown seemed inappropriate. To demonstrate the unrealistic nature of the SEC's ceiling-test guidelines, one only has to look at the change in the present value of Apache's worldwide oil and gas reserves from year-end 1998 to year-end 2000. As we discussed earlier, the discounted future net cash flows increased by more than $15 billion in 24 months, a change of over $600 million per month. (Of course, we added reserves, but the SEC's insistence on using the price at the end of the quarter was the wild card.)

     In our report to you on our third-quarter results, we discussed the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which we judge to be an unwarranted distortion to the economics of our business.

     Apache adopted SFAS 133 on January 1, 2001, and, as a result, we will report the fair value of our derivative instruments on the first-quarter balance sheet, thereby creating greater visibility of these items. While we agree with the FASB's desire for greater transparency in fair-value reporting of financial instruments, we continue to be dismayed by its conclusion that certain unrealized gains and losses from our hedging activities should be included in Apache's reported earnings. Why? Because the rule does not reflect the economics of our business.

     In our quarterly reports, we described Apache's use of "collars" to establish both a floor and a ceiling price for future oil and gas production at no cost to the company. Using these collars, we are insured against price declines below a certain level, while enjoying price upside until (if ever) the ceiling price is reached.

"IN AUSTRALIA, SEVERAL OIL PROJECTS ARE COMING ON STREAM WITH EXCELLENT FLOW RATES FROM SOME OF THE MOST PERMEABLE ROCKS IN APACHE'S WORLD."


================================================================================
These collars protect Apache from falling commodity prices that could harm our ability to achieve desired returns from recently acquired oil and gas properties. Although these collars are costless at inception, their fair values fluctuate over time as the market's perceptions about future oil and gas prices change. Regardless of these temporary fluctuations in value, realized gains and losses only occur upon settlement when, and if, prices are outside the band established by the collar.

     Let us give an example that may help illustrate the problem.

     After our recent acquisition of Occidental Petroleum's interests on the Outer Continental Shelf of the Gulf of Mexico, Apache established a floor of $3.00 per MMBtu and a ceiling of $5.26 per MMBtu for 2001 to protect against price declines on a portion of future expected natural gas production. As natural gas prices have risen significantly, so have our prospects of selling future production at higher prices. Conversely, the fair value of our collars has fallen as the market recognizes that upside price limitations have been placed at $5.26 per MMBtu. SFAS 133 requires that this unrealized loss, the so-called "time value," be recognized in current earnings even if forward prices remain below $5.26 per MMBtu, with no recognition that the value of our future production has risen commensurately. Assuming these financial collars are held to maturity, this unrealized time-value loss will, in every situation, ultimately reduce to zero - creating an equal amount of unrealized gains in future period earnings. This phantom unrealized loss - which will never result in cash payments by Apache and which returns to zero - creates unwelcome and misleading earnings volatility independent of the underlying economics.

     We are forced to treat the hedges as if we closed out all of our positions and realized a gain or loss at the end of each period. That is not how we run our business.

     Despite this non-cash volatility in earnings, cash is king at the end of the day. Our cash flow reflects a combination of market-based sales prices and realized cash receipts or payments under our collars, resulting in net realized prices for the hedged production quantities of no less than $3.00 per MMBtu and no more than $5.26 per MMBtu.

     We continue to argue with FASB for changes to these incongruous rules before first-quarter 2001 reports are issued to the public. We will be pleasantly surprised should logic prevail over bureaucracy. (If the rules remain as written, we will appropriately categorize and summarize Apache's reported results in a manner that will facilitate understanding by our shareholders and other financial statement users.)

     The FASB has complete support from the SEC regarding derivatives, so we were stunned to learn of the SEC's December 2000 announcement that commodity inventories should be carried at cost, not market value, despite longstanding industry

================================================================================
practice. The ruling is confusing and contradictory. Simply stated, the SEC is requiring that derivative instruments be reported at fair value while crude oil in tank batteries is to be valued at cost. Obviously, the oil and gas production covered by our derivative instruments is associated with reserves not yet produced. In this instance, crude oil inventory has been lifted to the surface and represents a highly liquid commodity that can and will be readily converted to cash in a world market of more than 75 million barrels per day. We are not selling toys in a market that disappears after Christmas, a circumstance that would fit the SEC's latest ruling. This inconsistency cost Apache an abrupt and unanticipated $7.5 million after-tax charge during 2000, well after the fact. While this change affects Apache only once, it further supports our view that reporting can inadequately reflect the economic substance of our business.

     As a valued former Apache director once noted, "Designing change for others without their participation is fun, especially when you have no responsibility for the outcome." In this instance, it is like a passenger in the back seat wrestling the driver of a car for the steering wheel.

     Apache was established in 1954 with the goal of building a profitable enterprise for our shareholders. It continues to be Apache's purpose to be responsible, to operate with integrity, and to be successful on your behalf, come hell or high water.



/s/ RAYMOND PLANK

Raymond Plank   (right)
Chairman and Chief Executive Officer



/s/ G. STEVEN FARRIS

G. Steven Farris   (left)
President and Chief Operating Officer

RENEWED DISCIPLINE AMONG OIL EXPORTING NATIONS HAS CHANGED THE DYNAMICS OF THE MARKET FOR CRUDE OIL.

================================================================================
The resurgence of the Organization of Petroleum Exporting Countries (OPEC), which produces about one-third of the world's oil supply, has brought new firmness to world oil markets - and protests from consumers throughout the industrialized world.

     OPEC's new discipline was the result of hard lessons for producers - the glut of oil that dragged prices down below $12 per barrel just two years ago.

     The fact remains that economic growth drives worldwide demand for oil. When the Asian economies stumbled in 1997, producers large and small suffered when prices fell. When the major exporters cut production, prices recovered.

     More recently, OPEC resisted ill-conceived jawboning from the former U.S. energy secretary and cut production after the producers concluded that demand had slowed along with the major economies in the United States and Japan.

     Tight supplies and more volatile markets are likely to continue, but many federal policies exacerbate the impact of tight supplies on consumers.

     Requirements for different blends of gasoline to address environmental problems in different U.S. markets can create supply imbalances that cannot be easily remedied by shifting supplies. Releases from the Strategic Petroleum Reserve to drive down prices can introduce more uncertainty in the market, discouraging investment in additional domestic supply. Using the strategic reserve to counter short-term price spikes leaves the nation more vulnerable to the effects of supply interruptions.

     The United States will be hard-pressed to increase production as existing fields continue to decline and the government restricts the industry's ability to drill in the most promising basins - off the Atlantic and Pacific coasts, in the eastern Gulf of Mexico and in Alaska's Arctic National Wildlife Refuge.

     OPEC and a handful of other exporters, including Mexico, are the only producers with the ability to adjust production enough to match supply with demand.

     After a decade of inattention from U.S. policy makers, the new administration in Washington appears to be taking a more even-handed approach in its dealings with the major exporting nations and to developing resources within U.S. borders.

WHAT APACHE IS DOING

===============================================================================
Apache's portfolio approach provides several ways to benefit from rising demand for oil.

     In North America, Apache is an active acquirer when the major integrated companies and others sell strategic assets in large North American producing basins. With its aggressive operating style and strong financial position, Apache is the logical buyer for many of these assets.

     One of Apache's core strengths is adding value to mature fields. In the Northeast Drinkard Unit in Lea County, New Mexico, Apache increased production four-fold in an established oilfield that has been in production for decades.

     In 2000, Apache continued to build on its successful acquire and exploit strategy with acquisitions from Repsol YPF, Occidental Petroleum and Collins & Ware in the United States.

     Apache's international portfolio also provides opportunities to increase oil production through development of existing concessions as well as exploration for larger reserve targets.

     In Australia, oil production will begin on three major projects. The Gipsy-North Gipsy project is initially expected to produce about 10,000 barrels per day. The Simpson project is expected to begin production in the second half, also at approximately 10,000 barrels per day. Apache's working interest in both projects is 68.5 percent. The Legendre project, which is scheduled to begin production in the first half, is expected to reach 40,000 barrels per day. Apache has a 31.5 percent interest in the project, which is operated by Woodside Petroleum.

RECOMMENDATIONS

-    Permit development in the most promising domestic areas.

- Develop a foreign policy that engages the major producers on an ongoing basis, so that the United States is seen as neither a beggar nor a bully.

- Resist short-term federal intervention to try to drive down prices because such actions often create more problems than they solve.

As one of the coldest winters in recent years slammed many parts of the United States, consumers paid the price for ill-conceived policies through soaring natural gas bills.

     For most of the last decade, policy makers in Washington and many state capitals encouraged consumption of natural gas as the environmentally preferred fuel for electric power generation and even as a transportation fuel. However, they did little to encourage additional production. Adding to the supply crunch, low prices in 1998 and 1999 limited the investment in drilling required to add production.

     The structure of the modern gas market, dominated by financial speculation rather than trading physical commodities, has magnified volatility, introducing wide swings in prices that hurt consumers -- homeowners, electric utilities and industrial users -- as well as producers, who must plan drilling activities for the long term.

     The predictable result: declining production at a time of increasing demand.

     Now, futures-market prices for natural gas remain above $4 per Mcf after zooming to $10 per Mcf in January. Higher consumption during the unexpectedly cold winter magnified the impact of higher prices on monthly utility bills -- a double whammy. Higher gas prices were among the factors driving California's electric crisis. Consumers -- lulled by a decade of low prices -- are now in an uproar.

     Unlike oil, which is traded on a global market, the natural gas market is regional: Most of the U.S. supply is produced domestically, although imports from Canada - a major Apache growth area - provide a growing volume which in recent years has met the entire increased demand in the lower 48 states.

     While drilling activity rebounded somewhat with stronger prices, supplies are likely to remain tight - and prices are likely to remain above historical trend lines.

     Lack of reserves is not the issue: Government experts estimate the United States has approximately 1,300 trillion cubic feet of technically recoverable natural gas reserves. Nearly a third of the total is undeveloped resources of unconventional gas, including coalbed methane and gas from tight formations. However, federal policies have put some of the more promising areas off-limits to energy development.

GAS MARKETS ARE EXPECTED TO REMAIN TIGHT BECAUSE OF GROWING YEAR-ROUND DEMAND AND DIMINISHED SUPPLY.

================================================================================

     In this period of tight supply, Apache increased natural gas production by 27 percent - more rapidly than at any time in the last decade. Apache's North American portfolio includes large positions in the continent's key natural gas producing regions - Western Canada, the Midcontinent region of Oklahoma and Texas and the Outer Continental Shelf of the Gulf of Mexico.

     In northeast British Columbia, Apache is tapping a new natural gas play in the Ladyfern area that may be one of the more significant discoveries in the company's history. In the 2000-2001 winter drilling season, Apache had 25 rigs active in Canada. This heightened activity, reflected in increased production and reserves, comes at a time when deliverability of Canadian gas is improving and prices have risen dramatically.

     Apache participated in 210 wells in the Midcontinent during 2000 - including 150 wells on acreage in western Oklahoma and the Texas Panhandle acquired from Repsol YPF in January 2000. Apache's aggressive drilling program boosted production at a time when services costs were still low but gas prices were up.

     Apache also increased its holdings on the Outer Continental Shelf with an aggressive drilling program and its acquisition of Occidental Petroleum's interests on the Shelf.

     At a time when other producers are struggling to maintain production levels, Apache's gas production is rising. The long-lived Canadian assets balance assets in the Gulf, where the production decline curve is steep.

     With the strong long-term outlook for gas demand, Apache's growth strategy will help provide needed supplies for consumers and, hopefully, continue to enhance shareholder returns.

RECOMMENDATIONS

- Enact incentives and other policies to promote development of coalbed methane, gas from tight formations and other unconventional sources.

- Encourage development of resources on federal lands in an environmentally sensible way.

-    Create incentives to remove distribution bottlenecks.

- Use government policy to promote more stability in gas markets, such as encouraging more long-term contracts.

                                                            WHAT APACHE IS DOING
================================================================================

================================================================================
Marchers take to the streets to protest plans for oil drilling in the Arctic National Wildlife Refuge. Local groups organize to block construction of power plants, pipelines and power lines needed to meet the rising demand for energy.

     Protests reverberate through the halls of Congress and in state capitols across the nation, yet often yield shortsighted policies that can threaten economic growth without assuring a safer environment.

     Rather than protecting the environment, opposition to responsible energy development can create greater risks. The nation's reliance on foreign oil may in fact increase the chances of environmental damage from tanker accidents spoiling our beaches. Instead of building new, less-polluting gas-fired electric generating plants, utilities often continue to rely on older, less-efficient plants that burn coal or oil.

     The fact is that the oil and gas industry has pioneered safe operations in environmentally sensitive areas throughout the world.

     Too many politicians assert that environmental protection and energy development cannot be balanced. That's not true, and consumers are paying the price for the false choices.

     California's electricity crisis, with soaring prices and rolling blackouts, can be traced in large part to ill-conceived policies that discouraged construction of new power plants and pipelines to bring natural gas to the state. Failure to develop gas-fired electric generating capacity makes California more dependent on hydroelectric facilities in Washington and Oregon, which puts more pressure on salmon and other endangered species.

     Globally, the rising standard of living in many of the newly industrialized nations generates greater demand for oil. In many urban centers, owning a car is one of the first symbols of prosperity.

     Public policy decisions, such as former President Clinton's decision to limit access to 60 million acres of national forests, often rule out development even when it can be handled safely. These policies restrict supply of clean-burning natural gas at a time of rising demand, which means higher prices.

ENERGY NEEDS AND ENVIRONMENTAL PROTECTION MUST BE BALANCED.

WHAT APACHE IS DOING


From the blue waters of the Northwest Shelf of Western Australia, to the frigid northern reaches of Alberta and British Columbia in Canada, environmental responsibility is at the core of Apache's operations.

     Offshore Western Australia, Apache operates its strategic hub, with gas processing, terminals and transportation facilities, on Varanus Island, which is leased from the Department of Conservation and Land Management. Varanus is part of the Lowendal Islands, which are classified as a nature reserve.

     Apache has conducted extensive research into the impact of oil and gas operations on water quality in this sensitive area. As a result of this research, the company has committed to re-inject produced formation water into unused wells by the end of 2001.

     In the Gulf of Mexico, U.S. Coast Guard officials last year praised Apache's textbook response after a blowout during a workover on one of its offshore platforms. Apache controlled the blowout with minimal environmental impact.

     National Marine Fisheries Service officials said Apache went the extra mile to rescue - and nurse back to health - a turtle injured during platform salvage operations in the Gulf.

     Each day, Apache produces oil and gas from more than 13,000 wells in an environmentally responsible manner.

RECOMMENDATIONS:

- Environmental policies must be based more on sound science, and less on emotion, to identify real threats and appropriate solutions.

- Industry, academia and government must continue to work together to find ways to develop America's resources, such as coalbed methane, in an environmentally responsible way.

- Sensible policies must be adopted to encourage both additional production and conservation.

CANADA - Apache's exploration and development activity is concentrated in British Columbia, Alberta and Saskatchewan. Apache has an aggressive exploration program focused on developing prospects such as the Ladyfern field, which we believe could be one of the more important developments in the company's history. Headquarters: Calgary, Alberta.

                              Liquid hydrocarbons        Natural gas
2000 Daily Production:             15.9 Mbbls              130.5 MMcf
Reserves:                          113.4 MMbbls            691.7 Bcf
Gross Acreage:                     1.6 million acres
2000 Wells Drilled/Productive:     114/87

OFFSHORE - The acquisition of Occidental Petroleum's interests on the Outer Continental Shelf solidified the company's position as one of the leading Shelf producers. Offshore is the company's largest producing region. Headquarters:
Houston, Texas.

                              Liquid hydrocarbons        Natural gas
2000 Daily Production:             31.8 Mbbls             277.1 MMcf
Reserves:                          84.6 MMbbls            633.2 Bcf
Gross Acreage:                     1.1 million acres
2000 Wells Drilled/Productive:     35/22

SOUTHERN - Apache acquired long-lived assets in the Permian Basin and South Texas to strengthen the company's position as a leader in the exploitation of mature fields. The Southern region also has operations in the Texas Gulf Coast and New Mexico's San Juan Basin. In addition to drilling 149 wells, Apache performed 490 workovers in the region during 2000. Headquarters: Houston, Texas.

                              Liquid hydrocarbons        Natural gas
2000 Daily Production:             27.6 Mbbls               88.2 MMcf
Reserves:                          214.5 MMbbls             633.7 Bcf
Gross Acreage:                     1.3 million acres
2000 Wells Drilled/Productive:     149/139

MIDCONTINENT - Encompassing Oklahoma's Anadarko Basin, parts of Texas, Louisiana and Arkansas, the Midcontinent Region has been a key area for Apache for more than 40 years. With gas prices high and service costs low, Apache participated in 210 wells in the region in 2000. Headquarters: Tulsa, Oklahoma.

                              Liquid hydrocarbons        Natural gas
2000 Daily Production:             3.2 Mbbls              179.3 MMcf
Reserves:                          15.6 MMbbls            661.2 Bcf
Gross Acreage:                     1.7 million acres
2000 Wells Drilled/Productive:     210/164

EGYPT - Apache expects to complete its acquisition of Repsol's interests during the first half of 2001. The transaction will make Apache the largest producer in the Western Desert. Apache also has an active exploration program in Egypt.
Headquarters: Cairo, Egypt.

                              Liquid hydrocarbons        Natural gas
2000 Daily Production:            27.7 Mbbls               47.5 MMcf
Reserves:                         39.1 MMbbls              174.6 Bcf
Gross Acreage:                    21.8 million acres
2000 Wells Drilled/Productive:    36/12

WESTERN AUSTRALIA - Several projects scheduled to begin production during 2001 will increase Apache's oil production from the Carnarvon Basin, offshore Australia's Northwest Shelf. Apache's Varanus Island production and processing complex is one of only four such hubs in the Carnarvon Basin. Headquarters:
Perth, Western Australia.

                              Liquid hydrocarbons        Natural gas
2000 Daily Production:             15.6 Mbbls             107.9 MMcf
Reserves:                          55.3 MMbbls            589.3 Bcf
Gross Acreage:                     3.7 million acres
2000 Wells Drilled/Productive:     44/31

POLAND - Apache has approximately 4.9 million net undeveloped acres under lease in Poland. The company's first discovery, the Wilga-2 well, was drilled in 1999 and tested at a combined rate of 16.9 MMcf per day and 570 barrels of condensate per day. Headquarters: Warsaw, Poland.

Gross Acreage:                          9.8 million acres
2000 Wells Drilled/Productive:          2/0

CHINA - Apache has received approval for its overall plan of development of production facilities on the Zhao Dong block in Bohai Bay. Headquarters:
Beijing, China.

Gross Acreage:                          11,200 acres


                                                                APACHE WORLDWIDE
================================================================================

BOARD OF DIRECTORS

FREDERICK M. BOHEN (3)(5)
Former Executive Vice President and
Chief Operating Officer,
The Rockefeller University

G. STEVEN FARRIS
President and Chief Operating Officer,
Apache Corporation

RANDOLPH M. FERLIC, M.D. (1)(2)(4)
Founder and Former President,
Surgical Services of the Great Plains, P.C.

EUGENE C. FIEDOREK (2)
Private Investor; Former Managing
Director, EnCap Investments L.C.

A.D. FRAZIER, JR. (3)(5)
President and Chief Executive Officer,
Chicago Stock Exchange, Inc.

JOHN A. KOCUR (1)(3)(4)
Attorney at Law; Former Vice Chairman
of the Board, Apache Corporation

GEORGE D. LAWRENCE JR. (1)(3)
Private Investor; Former Chief Executive
Officer, The Phoenix Resource
Companies, Inc.

MARY RALPH LOWE (3)(4)(5)
President and Chief Executive Officer,
Maralo, LLC

F.H. MERELLI (1)(2)
Chairman of the Board and Chief
Executive Officer,
Key Production Company, Inc.

RODMAN D. PATTON (2)
Former Managing Director,
Merrill Lynch Energy Group

CHARLES J. PITMAN (4)
Former Regional President -
Middle East/Caspian/Egypt/India,
BP Amoco plc, and Sole Member,
Shaker Mountain Energy Associates, LLC

RAYMOND PLANK (1)(4)
Chairman of the Board and Chief
Executive Officer, Apache Corporation

(1) Executive Committee
(2) Audit Committee
(3) Management Development & Compensation
    Committee
(4) Nominating Committee
(5) Stock Option Plan Committee

--------------------------------------------------------------------------------
CORPORATE OFFICERS

RAYMOND PLANK
Chairman of the Board and
Chief Executive Officer

G. STEVEN FARRIS
President and Chief Operating Officer

MICHAEL S. BAHORICH
Executive Vice President -
Exploration and Production Technology

H. CRAIG CLARK
Executive Vice President -
U. S. Operations

JOHN A. CRUM
Executive Vice President -
Eurasia and New Ventures

ROGER B. PLANK
Executive Vice President and
Chief Financial Officer

LISA A. STEWART
Executive Vice President -
Business Development and E&P Services

ZURAB S. KOBIASHVILI
Senior Vice President and General Counsel

JEFFREY M. BENDER
Vice President - Human Resources

MATTHEW W. DUNDREA
Vice President and Treasurer

ROBERT J. DYE
Vice President - Investor Relations

ERIC L. HARRY
Vice President and
Associate General Counsel

ANTHONY R. LENTINI, JR.
Vice President - Public and
International Affairs

THOMAS L. MITCHELL
Vice President and Controller

CHERI L. PEPER
Corporate Secretary

--------------------------------------------------------------------------------

REGIONAL AND STAFF OFFICERS

JAMES K. BASS
Regional Vice President - Australia

RODNEY J. EICHLER
Regional Vice President and
General Manager - Egypt

KEVIN J. IKEL
Staff Vice President - Oil and Gas Marketing

JON A. JEPPESEN
Regional Vice President - Offshore

RODNEY S. MYERS
Regional Vice President - Midcontinent

FLOYD R. PRICE
Regional Vice President - Canada
President - Apache Canada Ltd.

DWAYNE E. SCHULTZ
Regional Vice President - Southern

Apache Corporation and Subsidiaries

The following financial statements and supplementary disclosures are qualified in their entirety by the company's complete financial statements and related information contained in the 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

STATEMENT OF CONSOLIDATED OPERATIONS

(In thousands, except per-common-share data)                       For the Year Ended December 31,
                                                           ---------------------------------------------
                                                              2000             1999             1998
                                                           -----------      -----------      -----------
REVENUES:
  Oil and gas production revenues                          $ 2,290,759      $ 1,143,946      $   761,188
  Equity in income (loss) of affiliates                            862              153           (1,558)
  Other revenues                                                (7,717)           2,454              840
                                                           -----------      -----------      -----------

                                                             2,283,904        1,146,553          760,470
                                                           -----------      -----------      -----------

OPERATING EXPENSES:
  Depreciation, depletion and amortization:
    Recurring                                                  583,546          442,844          382,807
    Additional                                                      --               --          243,178
  Lease operating costs                                        255,251          190,576          182,138
  Severance and other taxes                                     59,173           32,400           28,642
  Administrative, selling and other                             75,615           53,894           40,731
  Financing costs:
    Interest expense                                           168,121          132,986          119,703
    Amortization of deferred loan costs                          2,726            4,854            4,496
    Capitalized interest                                       (62,000)         (53,231)         (49,279)
    Interest income                                             (2,209)          (2,343)          (4,383)
                                                           -----------      -----------      -----------

                                                             1,080,223          801,980          948,033
                                                           -----------      -----------      -----------


INCOME (LOSS) BEFORE INCOME TAXES                            1,203,681          344,573         (187,563)
  Provision (benefit) for income taxes                         483,086          143,718          (58,176)
                                                           -----------      -----------      -----------


INCOME (LOSS) BEFORE CHANGE IN
  ACCOUNTING PRINCIPLE                                         720,595          200,855         (129,387)
  Cumulative effect of change in accounting principle,
    net of income tax                                           (7,539)              --               --
                                                           -----------      -----------      -----------


NET INCOME (LOSS)                                              713,056          200,855         (129,387)
  Preferred stock dividends                                     19,988           14,449            2,004
                                                           -----------      -----------      -----------


INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCK                 $   693,068      $   186,406      $  (131,391)
                                                           ===========      ===========      ===========


BASIC NET INCOME (LOSS) PER COMMON SHARE:
  Before change in accounting principle                    $      5.94      $      1.73      $     (1.34)
  Cumulative effect of change in accounting principle             (.07)              --               --
                                                           -----------      -----------      -----------

                                                           $      5.87      $      1.73      $     (1.34)
                                                           ===========      ===========      ===========


DILUTED NET INCOME (LOSS) PER COMMON SHARE:
  Before change in accounting principle                    $      5.73      $      1.72      $     (1.34)
  Cumulative effect of change in accounting principle             (.06)              --               --
                                                           -----------      -----------      -----------

                                                           $      5.67      $      1.72      $     (1.34)
                                                           ===========      ===========      ===========

Apache Corporation and Subsidiaries

STATEMENT OF CONSOLIDATED CASH FLOWS

(In thousands)                                                               For the Year Ended December 31,
                                                                      ---------------------------------------------
                                                                         2000             1999             1998
                                                                      -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                   $   713,056      $   200,855      $  (129,387)
  Adjustments to reconcile net income (loss) to net
       cash provided by operating activities:
    Depreciation, depletion and amortization                              583,546          442,844          625,985
    Provision (benefit) for deferred income taxes                         350,703           77,494          (81,856)
    Amortization of deferred loan costs                                     2,726            4,854            4,496
    Cumulative effect of change in accounting principle                     7,539               --               --
    Other                                                                   9,719            1,533               --
  Other non-operating activities                                            8,251             (387)           1,887
  Changes in operating assets and liabilities,
       net of effects of acquisitions:
    (Increase) decrease in receivables                                   (253,721)        (103,167)          65,487
    (Increase) decrease in advances to oil and gas
       ventures and other                                                  (6,167)         (15,330)           3,879
    (Increase) decrease in deferred charges and other                      (1,562)          (2,356)          13,238
    Increase (decrease) in payables                                       111,841           24,912          (65,851)
    Increase (decrease) in accrued expenses                                45,281           26,233          (12,161)
    Increase (decrease) in advances from gas purchasers                   (27,850)         (24,512)          50,922
    Increase (decrease) in deferred credits and
       noncurrent liabilities                                             (13,976)           5,201           (5,128)
                                                                      -----------      -----------      -----------

         NET CASH PROVIDED BY OPERATING ACTIVITIES                      1,529,386          638,174          471,511
                                                                      -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment                                (1,010,528)        (591,316)        (699,509)
    Non-cash portion of net oil and gas property additions                 42,934          (19,884)          38,774
    Acquisition of Phillips properties                                   (490,250)              --               --
    Acquisition of Occidental properties                                 (321,206)              --               --
    Acquisition of Collins & Ware properties                             (320,682)              --               --
    Acquisition of Repsol properties                                     (118,678)              --               --
    Acquisition of Shell Offshore properties                                   --         (687,677)              --
    Acquisition of Shell Canada properties                                     --         (517,815)              --
    Acquisition of British-Borneo interests, net of cash acquired              --          (83,590)              --
    Acquisition of Novus subsidiaries, net of cash acquired                    --           (5,758)         (48,499)
    Proceeds from sales of oil and gas properties                          26,271          155,226          194,147
    Other, net                                                            (36,875)         (18,937)           2,967
                                                                      -----------      -----------      -----------

         NET CASH USED IN INVESTING ACTIVITIES                         (2,229,014)      (1,769,751)        (512,120)
                                                                      -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term borrowings                                                1,125,981        1,602,871          551,897
    Payments on long-term debt                                           (793,531)      (1,075,821)        (556,141)
    Dividends paid                                                        (52,945)         (42,264)         (28,204)
    Issuance (repurchase) of preferred stock                               (2,613)         210,490           98,630
    Issuance of common stock                                              465,306          455,381            1,240
    Payments to acquire treasury stock                                    (17,730)         (15,603)         (21,418)
    Cost of debt and equity transactions                                     (838)          (4,843)            (544)
                                                                      -----------      -----------      -----------

         NET CASH PROVIDED BY FINANCING ACTIVITIES                        723,630        1,130,211           45,460
                                                                      -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       24,002           (1,366)           4,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             13,171           14,537            9,686
                                                                      -----------      -----------      -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              $    37,173      $    13,171      $    14,537
                                                                      ===========      ===========      ===========

Apache Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEET

(In thousands)                                                                      December 31,
                                                                            ------------------------------
                                                                               2000              1999
                                                                            ------------      ------------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                 $     37,173      $     13,171
  Receivables                                                                    506,723           259,530
  Inventories                                                                     54,764            45,113
  Advances to oil and gas ventures and other                                      31,360            25,254
                                                                            ------------      ------------
                                                                                 630,020           343,068
                                                                            ------------      ------------
PROPERTY AND EQUIPMENT:
  Oil and gas, on the basis of full cost accounting:
    Proved properties                                                          9,423,922         7,409,787
    Unproved properties and properties under development,
      not being amortized                                                        977,491           869,108
  Gas gathering, transmission and processing facilities                          573,621           442,437
  Other                                                                          119,590           105,635
                                                                            ------------      ------------
                                                                              11,094,624         8,826,967
  Less: Accumulated depreciation, depletion and amortization                  (4,282,162)       (3,711,109)
                                                                            ------------      ------------
                                                                               6,812,462         5,115,858
                                                                            ------------      ------------
OTHER ASSETS:
  Deferred charges and other                                                      39,468            43,617
                                                                            ------------      ------------
                                                                            $  7,481,950      $  5,502,543
                                                                            ============      ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt                                      $     25,000      $      6,158
  Accounts payable                                                               259,120           148,309
  Accrued operating expense                                                       23,893            18,226
  Accrued exploration and development                                            143,916           101,490
  Accrued compensation and benefits                                               34,695            22,631
  Accrued interest                                                                25,947            28,118
  Other accrued expenses                                                          40,776            11,846
                                                                            ------------      ------------
                                                                                 553,347           336,778
                                                                            ------------      ------------
LONG-TERM DEBT                                                                 2,193,258         1,879,650
                                                                            ------------      ------------

DEFERRED CREDITS AND OTHER NONCURRENT LIABILITIES:
  Income taxes                                                                   699,833           360,324
  Advances from gas purchasers                                                   153,106           180,956
  Other                                                                          127,766            75,408
                                                                            ------------      ------------
                                                                                 980,705           616,688
                                                                            ------------      ------------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, no par value, 5,000,000 shares authorized -
    Series B, 5.68% Cumulative Preferred Stock,
      100,000 shares issued and outstanding                                       98,387            98,387
    Series C, 6.5% Conversion Preferred Stock, 138,482 and
      140,000 shares issued and outstanding, respectively                        208,207           210,490
  Common stock, $1.25 par, 215,000,000 shares authorized,
     126,500,776 and 116,403,013 shares issued, respectively                     158,126           145,504
  Paid-in capital                                                              2,173,183         1,717,027
  Retained earnings                                                            1,226,531           558,721
  Treasury stock, at cost, 2,866,028 and 2,406,549 shares, respectively          (69,562)          (52,256)
  Accumulated other comprehensive loss                                           (40,232)           (8,446)
                                                                            ------------      ------------
                                                                               3,754,640         2,669,427
                                                                            ------------      ------------
                                                                            $  7,481,950      $  5,502,543
                                                                            ============      ============

Apache Corporation and Subsidiaries


STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY


(In thousands, except per-share data)


                                                                     Series B         Series C
                                                   Comprehensive    Preferred        Preferred          Common           Paid-In
                                                      Income           Stock            Stock            Stock           Capital
                                                    -----------     -----------      -----------      -----------      -----------
BALANCE, DECEMBER 31, 1997                                           $        --      $        --      $   118,098     $ 1,085,063
  Comprehensive income:
    Net loss                                        $  (129,387)              --               --              --               --
    Currency translation adjustments                    (12,745)              --               --              --               --
                                                    -----------
  Comprehensive loss                                $  (142,132)
                                                    ===========

  Dividends:
    Preferred                                                                 --               --               --              --
    Common ($.28 per share)                                                   --               --               --              --
  Preferred shares issued                                                 98,387               --               --              --
  Common shares issued                                                        --               --            6,640         160,675
  Treasury shares purchased, net                                              --               --               --              --
                                                                     -----------      -----------      -----------     -----------
BALANCE, DECEMBER 31, 1998                                                98,387               --          124,738       1,245,738
  Comprehensive income:
    Net income                                      $   200,855               --               --              --               --
    Currency translation adjustments                     24,543               --               --              --               --
    Unrealized gain on marketable securities,
      net of applicable income tax of $ 129                 215               --               --              --               --
                                                    -----------
    Comprehensive income                            $   225,613
                                                    ===========

    Dividends:
      Preferred                                                               --               --               --              --
      Common ($.28 per share)                                                 --               --               --              --
    Preferred shares issued                                                   --          210,490               --              --
    Common shares issued                                                      --               --           20,766         471,289
    Treasury shares purchased, net                                            --               --               --              --
                                                                     -----------      -----------      -----------     -----------
BALANCE, DECEMBER 31, 1999                                                98,387          210,490          145,504       1,717,027
    Comprehensive income:
      Net income                                    $   713,056               --               --              --               --
      Currency translation adjustments                  (31,389)              --               --              --               --
      Unrealized loss on marketable securities,
        net of applicable income tax
              benefit of $223                              (397)              --               --              --               --
                                                    -----------
    Comprehensive income                            $   681,270
                                                    ===========

    Dividends:
      Preferred                                                               --               --               --              --
      Common ($.21 per share)                                                 --               --               --              --
    Preferred stock repurchased                                               --           (2,283)              --              --
    Common shares issued                                                      --               --           12,622         455,728
    Treasury shares purchased, net                                            --               --               --             428

                                                                     -----------      -----------      -----------     -----------
BALANCE, DECEMBER 31, 2000                                           $    98,387      $   208,207      $   158,126     $ 2,173,183
                                                                     ===========      ===========      ===========     ===========
                                                                                      Accumulated
                                                                                         Other            Total
                                                     Retained         Treasury        Comprehensive    Shareholders'
                                                     Earnings           Stock         Income (Loss)       Equity
                                                    -----------      -----------      -------------    -----------
BALANCE, DECEMBER 31, 1997                          $   561,981      $   (15,506)     $   (20,459)     $ 1,729,177
  Comprehensive income:
    Net loss                                           (129,387)              --               --         (129,387)
    Currency translation adjustments                         --               --          (12,745)         (12,745)

  Comprehensive loss


  Dividends:
    Preferred                                            (2,004)              --               --           (2,004)
    Common ($.28 per share)                             (27,492)              --               --          (27,492)
  Preferred shares issued                                    --               --               --           98,387
  Common shares issued                                       --               --               --          167,315
  Treasury shares purchased, net                             --          (21,418)              --          (21,418)
                                                    -----------      -----------      -----------      -----------
BALANCE, DECEMBER 31, 1998                              403,098          (36,924)         (33,204)       1,801,833
  Comprehensive income:
    Net income                                          200,855               --               --          200,855
    Currency translation adjustments                         --               --           24,543           24,543
    Unrealized gain on marketable securities,
      net of applicable income tax of $ 129                  --               --              215              215

    Comprehensive income


    Dividends:
      Preferred                                         (14,449)              --               --          (14,449)
      Common ($.28 per share)                           (30,783)              --               --          (30,783)
    Preferred shares issued                                  --               --               --          210,490
    Common shares issued                                     --               --               --          492,055
    Treasury shares purchased, net                           --          (15,332)              --          (15,332)
                                                    -----------      -----------      -----------      -----------
BALANCE, DECEMBER 31, 1999                              558,721          (52,256)          (8,446)       2,669,427
    Comprehensive income:
      Net income                                        713,056               --               --          713,056
      Currency translation adjustments                       --               --          (31,389)         (31,389)
      Unrealized loss on marketable securities,
        net of applicable income tax
              benefit of $223                                --               --             (397)            (397)

    Comprehensive income


    Dividends:
      Preferred                                         (19,658)              --               --          (19,658)
      Common ($.21 per share)                           (25,258)              --               --          (25,258)
    Preferred stock repurchased                            (330)              --               --           (2,613)
    Common shares issued                                     --               --               --          468,350
    Treasury shares purchased, net                           --          (17,306)              --          (16,878)

                                                     ----------       ----------       ----------      -----------
BALANCE, DECEMBER 31, 2000                           $1,226,531       $  (69,562)      $  (40,232)     $ 3,754,640
                                                     ==========       ==========       ==========      ===========

22-23

Apache Corporation and Subsidiaries


ELEVEN-YEAR STATISTICAL SUMMARY

(In millions of dollars, except
   as otherwise indicated)
                                                ------------------------------------------------------------------------
                                                  2000            1999           1998            1997            1996
                                                ---------       ---------      ---------       ---------       ---------
FINANCIAL DATA
  Oil and gas production revenues                 2,290.8         1,143.9          761.2           985.4           835.8
  Other revenues                                     (6.9)            2.7           (0.7)           (4.4)            1.2
  Consolidated revenues                           2,283.9         1,146.6          760.5           981.0           837.0
  Income (loss) attributable to
    common stock                                    693.1           186.4         (131.4)          154.9           121.4
  Net cash provided by operating activities       1,529.4           638.2          471.5           723.8           490.5
  Oil and gas capital expenditures
    (including acquisitions)                      2,194.7         1,842.3          649.1           911.4           939.9
  Total assets                                    7,482.0         5,502.5        3,996.1         4,138.6         3,432.4
  Long-term debt                                  2,193.3         1,879.7        1,343.3         1,501.4         1,235.7
  Shareholders' equity                            3,754.6         2,669.4        1,801.8         1,729.2         1,518.5
  Common shares outstanding                         123.6           114.0           97.8            93.3            90.1
  Amortization of oil and gas
    properties-recurring                            547.5           415.6          359.7           358.9           296.0
  Effective tax rate (benefit)                       40.1%           41.7%         (31.0)%          40.1%           39.3%
  Future cash inflows                            39,081.9        14,951.6        6,502.7         8,559.9        11,427.4
                                                ---------       ---------      ---------       ---------       ---------


SHAREHOLDER DATA
  Basic net income (loss) per
    common share                                     5.87            1.73          (1.34)           1.71            1.42
  Cash dividends per common share                     .28             .28            .28             .28             .28
  Shareholders' equity per common share             27.89           20.71          17.42           18.53           16.86
                                                ---------       ---------      ---------       ---------       ---------


OPERATIONS DATA
  Natural gas production (Bcf)                      304.0           239.5          215.4           222.2           205.3
  Oil, condensate and NGL production
      (MMbbls)                                       44.6            34.7           27.7            25.2            20.2
  Total production (MMboe)                           95.2            74.6           63.6            62.2            54.4
  Average price of natural gas (per Mcf)             3.59            2.16           1.93            2.28            2.03
  Average price of oil (per barrel)                 27.37           18.45          12.70           19.24           20.94
  Oil, condensate and NGL reserves
      (MMbbls):
    Proved developed                                354.0           302.0          178.0           203.1           183.2
    Proved undeveloped                              168.5           113.2           73.0            70.7            52.1
  Natural gas reserves (Bcf):
    Proved developed                              2,664.8         1,873.7        1,450.1         1,554.3         1,435.3
    Proved undeveloped                              718.9           477.9          722.1           317.5           190.0
  Total proved reserves (MMboe)                   1,086.4           807.2          613.0           585.7           506.2
  Reserve life (in years)                            11.4            10.8            9.6             9.4             9.3
                                                ---------       ---------      ---------       ---------       ---------
(In millions of dollars, except
   as otherwise indicated)                                     Restated for Pooling
                                              ---------      ------------------------
                                                1995           1994           1993
                                              ---------      ---------      ---------
FINANCIAL DATA
  Oil and gas production revenues                 657.5          542.4          485.0
  Other revenues                                     .3           10.0            4.9
  Consolidated revenues                           657.8          552.4          489.9
  Income (loss) attributable to
    common stock                                   20.2           45.6           46.8
  Net cash provided by operating activities       332.1          357.8          256.0
  Oil and gas capital expenditures
    (including acquisitions)                    1,133.1          524.9          564.5
  Total assets                                  2,681.5        2,036.6        1,759.2
  Long-term debt                                1,072.1          719.0          504.3
  Shareholders' equity                          1,091.8          891.1          868.6
  Common shares outstanding                        77.4           69.7           69.5
  Amortization of oil and gas
    properties-recurring                          288.4          249.3          192.5
  Effective tax rate (benefit)                     39.0%          31.7%          34.0%
  Future cash inflows                           6,455.7        4,101.1        3,889.0
                                              ---------      ---------      ---------


SHAREHOLDER DATA
  Basic net income (loss) per
    common share                                    .28            .65            .75
  Cash dividends per common share                   .28            .28            .28
  Shareholders' equity per common share           14.11          12.78          12.50
                                              ---------      ---------      ---------


OPERATIONS DATA
  Natural gas production (Bcf)                    210.6          176.4          131.6
  Oil, condensate and NGL production
      (MMbbls)                                     19.1           14.5           13.8
  Total production (MMboe)                         54.2           43.9           35.7
  Average price of natural gas (per Mcf)           1.58           1.78           1.96
  Average price of oil (per barrel)               17.21          15.76          16.76
  Oil, condensate and NGL reserves
      (MMbbls):
    Proved developed                              137.5          100.0           92.6
    Proved undeveloped                             32.8           10.6           10.4
  Natural gas reserves (Bcf):
    Proved developed                            1,298.5        1,184.9          983.7
    Proved undeveloped                            203.4          131.2          141.9
  Total proved reserves (MMboe)                   420.6          330.0          290.6
  Reserve life (in years)                           7.8            7.5            8.1
                                              ---------      ---------      ---------
(In millions of dollars, except
   as otherwise indicated)                             As Originally Reported Before Restatement for Pooling
                                             ---------------------------------------------------------------------
                                               1994           1993           1992           1991           1990
                                             ---------      ---------      ---------      ---------      ---------
FINANCIAL DATA
  Oil and gas production revenues                497.5          440.5          401.4          323.1          239.2
  Other revenues                                   7.9            3.4           31.1           14.9           12.1
  Consolidated revenues                          505.4          443.9          432.5          338.0          251.3
  Income (loss) attributable to
    common stock                                  42.8           37.3           47.8           34.6           40.3
  Net cash provided by operating activities      335.6          225.1          194.4          156.6          189.4
  Oil and gas capital expenditures
    (including acquisitions)                     482.5          543.5          199.6          679.9          182.3
  Total assets                                 1,879.0        1,592.4        1,218.7        1,209.3          829.6
  Long-term debt                                 657.5          453.0          454.4          491.0          194.8
  Shareholders' equity                           816.2          785.9          475.2          439.9          386.8
  Common shares outstanding                       61.4           61.1           46.9           46.9           44.7
  Amortization of oil and gas
    properties-recurring                         224.1          170.5          153.8          129.1          113.3
  Effective tax rate (benefit)                    33.5%          35.9%          33.4%          29.0%          33.8%
  Future cash inflows                          3,564.6        3,217.0        2,798.6        2,587.3        1,697.2
                                             ---------      ---------      ---------      ---------      ---------


SHAREHOLDER DATA
  Basic net income (loss) per
    common share                                   .70            .70           1.02            .76            .90
  Cash dividends per common share                  .28            .28            .28            .28            .28
  Shareholders' equity per common share          13.28          12.86          10.13           9.39           8.65
                                             ---------      ---------      ---------      ---------      ---------


OPERATIONS DATA
  Natural gas production (Bcf)                   155.9          110.6           96.0          104.6           94.6
  Oil, condensate and NGL production
      (MMbbls)                                    13.6           12.8           12.6            8.4            3.4
  Total production (MMboe)                        39.6           31.2           28.6           25.8           19.2
  Average price of natural gas (per Mcf)          1.83           2.06           1.83           1.65           1.76
  Average price of oil (per barrel)              15.77          16.80          18.16          18.40          21.07
  Oil, condensate and NGL reserves
      (MMbbls):
    Proved developed                              89.4           79.4           73.1           69.2           19.4
    Proved undeveloped                            10.5           10.3            7.6           10.6            3.4
  Natural gas reserves (Bcf):
    Proved developed                             910.3          720.7          585.4          549.7          472.8
    Proved undeveloped                           106.0          127.5           57.9           52.3           27.6
  Total proved reserves (MMboe)                  269.3          231.1          187.9          180.2          106.1
  Reserve life (in years)                          6.8            7.4            6.6            7.0            5.5
                                             ---------      ---------      ---------      ---------      ---------


                                                                           24-25

Apache Corporation and Subsidiaries

OIL AND GAS RESERVE INFORMATION

     Proved oil and gas reserve quantities are based on estimates prepared by the Company's engineers in accordance with guidelines established by the Securities and Exchange Commission (SEC). The Company's estimates of proved reserve quantities of its U.S., Canadian and international properties are subject to review by Ryder Scott Company, L.P. Petroleum Consultants, independent petroleum engineers.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact.


(Thousands of barrels)
------------------------------------------------------------------------------------------------------------------------

                                                         Crude Oil, Condensate and Natural Gas Liquids
                                        --------------------------------------------------------------------------------
                                          United                                                  Ivory
                                          States        Canada         Egypt      Australia       Coast         Total
                                        ----------    ----------    ----------    ----------    ----------    ----------

Proved developed reserves:
  December 31, 1997                        133,035        11,313        42,714        15,690           393       203,145
  December 31, 1998                        107,306        10,962        33,705        24,674         1,352       177,999
  December 31, 1999                        186,962        50,401        30,719        33,887            --       301,969
  DECEMBER 31, 2000                        232,361        66,484        26,028        29,124            --       353,997

Total proved reserves:
Balance, December 31, 1997                 167,617        11,328        54,696        39,744           393       273,778
  Extensions, discoveries
    and other additions                     36,655         1,917         5,906        11,765           930        57,173
  Purchases of minerals
    in-place                                 4,768            59            --         1,214            --         6,041
  Revisions of
    previous estimates                     (40,868)         (155)        4,739        (3,121)           29       (39,376)
  Production                               (13,262)         (988)      (10,188)       (3,225)           --       (27,663)
  Sales of properties                      (18,726)         (219)           --            --            --       (18,945)
                                        ----------    ----------    ----------    ----------    ----------    ----------

Balance, December 31, 1998                 136,184        11,942        55,153        46,377         1,352       251,008
  Extensions, discoveries
    and other additions                     23,370         1,114         5,327         4,056            --        33,867
  Purchases of minerals
    in-place                                76,493        70,640            --         4,686            --       151,819
  Revisions of
    previous estimates                      27,615           772        (9,815)        3,225           (30)       21,767
  Production                               (17,836)       (1,344)      (11,589)       (3,878)          (13)      (34,660)
  Sales of properties                       (7,169)          (81)           --            --        (1,309)       (8,559)
                                        ----------    ----------    ----------    ----------    ----------    ----------

Balance, December 31, 1999                 238,657        83,043        39,076        54,466            --       415,242
  Extensions, discoveries
    and other additions                     36,681         6,589         9,168         6,074            --        58,512
  Purchases of minerals
    in-place                                60,519        29,514            --            --            --        90,033
  Revisions of
    previous estimates                       2,655           159         1,012           429            --         4,255
  Production                               (22,894)       (5,828)      (10,155)       (5,691)           --       (44,568)
  Sales of properties                         (914)          (87)           --            --            --        (1,001)
                                        ----------    ----------    ----------    ----------    ----------    ----------
BALANCE, DECEMBER 31, 2000                 314,704       113,390        39,101        55,278            --       522,473
                                        ==========    ==========    ==========    ==========    ==========    ==========
                                                                                                                      (Thousand
                                                                                                                        barrels
                                                                                                                        of oil
(Thousands of barrels)                (Millions of cubic feet)                                                        equivalent)
------------------------------------------------------------------------------------------------------------------    ----------

                                                                       Natural Gas
                                      ----------------------------------------------------------------------------    ----------
                                        United                                               Ivory                       Mboe
                                        States        Canada       Egypt      Australia      Coast         Total         Total
                                      ----------    ----------   ---------    ----------   ----------   ----------    ----------

Proved developed reserves:
  December 31, 1997                    1,009,080       326,237       8,825       183,962       26,208    1,554,312       462,197
  December 31, 1998                      869,464       322,576       4,790       173,764       79,515    1,450,109       419,684
  December 31, 1999                    1,004,844       397,704     106,830       364,369           --    1,873,747       614,260
  DECEMBER 31, 2000                    1,579,865       660,334      93,205       331,390           --    2,664,794       798,129

Total proved reserves:
Balance, December 31, 1997             1,131,749       328,208     144,246       241,410       26,208    1,871,821       585,748
  Extensions, discoveries
    and other additions                  146,112        60,660      31,201       267,533       50,406      555,912       149,825
  Purchases of minerals
    in-place                              25,188           599          --        27,373           --       53,160        14,901
  Revisions of
    previous estimates                   (43,778)       (7,812)     19,550           (76)       2,901      (29,215)      (44,245)
  Production                            (157,701)      (38,643)       (567)      (18,478)          --     (215,389)      (63,561)
  Sales of properties                    (52,995)      (11,068)         --            --           --      (64,063)      (29,622)
                                      ----------    ----------   ---------    ----------   ----------   ----------    ----------

Balance, December 31, 1998             1,048,575       331,944     194,430       517,762       79,515    2,172,226       613,046
  Extensions, discoveries
    and other additions                   34,804        13,015      11,725        10,837           --       70,381        45,597
  Purchases of minerals
    in-place                             393,716        99,535          --        72,770           --      566,021       246,156
  Revisions of
    previous estimates                    27,221         1,835     (44,297)           40       (4,296)     (19,497)       18,518
  Production                            (168,428)      (36,424)     (5,809)      (27,820)      (1,003)    (239,484)      (74,574)
  Sales of properties                   (121,001)       (2,852)         --            --      (74,216)    (198,069)      (41,571)
                                      ----------    ----------   ---------    ----------   ----------   ----------    ----------

Balance, December 31, 1999             1,214,887       407,053     156,049       573,589           --    2,351,578       807,172
   Extensions, discoveries
     and other additions                 154,489        94,792      32,967        55,195           --      337,443       114,752
   Purchases of minerals
     in-place                            736,079       246,360          --            --           --      982,439       253,773
   Revisions of
     previous estimates                   32,414        (8,397)      2,966            (6)          --       26,977         8,751
   Production                           (199,362)      (47,758)    (17,371)      (39,489)          --     (303,980)      (95,231)
   Sales of properties                   (10,454)         (333)         --            --           --      (10,787)       (2,799)
                                      ----------    ----------   ---------    ----------   ----------   ----------    ----------
BALANCE, DECEMBER 31, 2000             1,928,053       691,717     174,611       589,289           --    3,383,670     1,086,418
                                      ==========    ==========   =========    ==========   ==========   ==========    ==========




26-27

Apache Corporation and Subsidiaries

FUTURE NET CASH FLOWS

     Future cash inflows are based on year-end oil and gas prices except in those instances where future natural gas or oil sales are covered by physical contract terms providing for higher or lower amounts. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

     The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effect to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities. This information does not purport to present the fair market value of the Company's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

(In thousands)
--------------------------------------------------------------------------------------------------------------------------
                             United States     Canada(1)          Egypt        Australia      Ivory Coast         Total
                             -------------    ------------    ------------    ------------    ------------    ------------
2000
Cash inflows                  $ 26,652,689    $  8,865,939    $  1,430,178    $  2,133,073    $         --    $ 39,081,879
Production and
   development costs            (5,549,309)     (1,343,831)       (298,711)       (651,151)             --      (7,843,002)
Income tax expense              (7,132,257)     (2,194,511)       (375,112)       (385,953)             --     (10,087,833)
                              ------------    ------------    ------------    ------------    ------------    ------------

Net cash flows                  13,971,123       5,327,597         756,355       1,095,969              --      21,151,044
10 percent discount rate        (6,148,566)     (2,478,102)       (238,985)       (337,741)             --      (9,203,394)
                              ------------    ------------    ------------    ------------    ------------    ------------

Discounted future
   net cash flows(2)          $  7,822,557    $  2,849,495    $    517,370    $    758,228    $         --    $ 11,947,650
                              ============    ============    ============    ============    ============    ============


1999
Cash inflows                  $  8,559,045    $  2,635,191    $  1,529,575    $  2,227,818    $         --    $ 14,951,629
Production and
   development costs            (2,820,412)       (845,373)       (254,287)       (639,441)             --      (4,559,513)
Income tax expense              (1,527,499)       (427,930)       (428,608)       (310,472)             --      (2,694,509)
                              ------------    ------------    ------------    ------------    ------------    ------------

Net cash flows                   4,211,134       1,361,888         846,680       1,277,905              --       7,697,607
10 percent discount rate        (1,815,462)       (667,085)       (252,379)       (387,320)             --      (3,122,246)
                              ------------    ------------    ------------    ------------    ------------    ------------

Discounted future
   net cash flows(2)          $  2,395,672    $    694,803    $    594,301    $    890,585    $         --    $  4,575,361
                              ============    ============    ============    ============    ============    ============


1998
Cash inflows                  $  3,523,294    $    763,349    $    877,861    $  1,208,235    $    129,965    $  6,502,704
Production and
   development costs            (1,496,382)       (240,166)       (263,199)       (479,627)        (28,718)     (2,508,092)
Income tax expense                (327,470)       (127,405)       (166,751)       (156,409)        (29,211)       (807,246)
                              ------------    ------------    ------------    ------------    ------------    ------------

Net cash flows                   1,699,442         395,778         447,911         572,199          72,036       3,187,366
10 percent discount rate          (675,035)       (165,220)       (127,723)       (209,448)        (45,889)     (1,223,315)
                              ------------    ------------    ------------    ------------    ------------    ------------

Discounted future
   net cash flows(2)          $  1,024,407    $    230,558    $    320,188    $    362,751    $     26,147    $  1,964,051
                              ============    ============    ============    ============    ============    ============

(1) Included in cash inflows is approximately $10.9 million, $30.8 million and $27.9 million ($3.3 million, $9.7 million and $9.1 million after discount at 10 percent per annum) for 2000, 1999 and 1998, respectively, of Canadian provincial tax credits expected to be realized beyond the date at which the legislation, under its provisions, could be repealed.

(2) Estimated future net cash flows before income tax expense, discounted at 10 percent per annum, totaled approximately $17.7 billion, $6.1 billion and $2.4 billion as of December 31, 2000, 1999 and 1998, respectively.

Apache Corporation and Subsidiaries

SHAREHOLDER INFORMATION

COMMON STOCK DATA

                                                                Dividends
                              Price Range                       per Share*
                  ---------------------------------  -------------------------------
                        High              Low          Declared             Paid
                  ----------------  ---------------  -------------     -------------
2000
First Quarter     $        51.5000  $       32.1250  $        0.07     $        0.07
Second Quarter    $        61.5000  $       44.0000             --     $        0.07
Third Quarter     $        67.6875  $       46.3750  $        0.14                --
Fourth Quarter    $        74.1875  $       51.5000             --     $        0.14

1999
First Quarter     $        28.5625  $       17.6250  $        0.07     $        0.07
Second Quarter    $        39.8750  $       25.0625  $        0.07     $        0.07
Third Quarter     $        49.9375  $       37.0000  $        0.07     $        0.07
Fourth Quarter    $        44.0000  $       30.0000  $        0.07     $        0.07

* The company paid dividends of $.28 per share in 2000, of which $.21 was declared in 2000 and $0.07 was declared in the fourth quarter of 1999, as a result of changing its dividend payment schedule during 2000 from a quarterly basis to an annual basis.

     The company has paid cash dividends on its common stock for 34 consecutive years through December 31, 2000. Absent significant events, the company expects to maintain the current dividend level on its common stock. During 2000, the company changed the dividend payment schedule on its common stock from a quarterly basis to an annual basis. Future dividend payments will depend upon the company's level of earnings, financial requirements and other relevant factors. Apache common stock is listed on the New York and Chicago stock exchanges (symbol APA). At December 31, 2000, the company's shares of common stock outstanding were held by approximately 10,000 shareholders of record and 62,000 beneficial owners. Also listed on the New York Stock Exchange are:

-    the company's 9.25% notes, due 2002 (symbol APA 02)

-    the company's $2.015 depositary shares (symbol APAPrC)

-    Apache Finance Canada's 7.75% notes, due 2029 (symbol APA 29)

CORPORATE OFFICES
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
(713) 296-6000

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
711 Louisiana, Suite 1300
Houston, Texas 77002

STOCK TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank Minnesota, N.A.
(formerly known as Norwest Bank Minnesota, N.A.)
161 North Concord Exchange, P.O. Box 738
South St. Paul, Minnesota 55075
(651) 450-4064 or (800) 468-9716

     Communications concerning the transfer of shares, lost certificates, dividend checks, duplicate mailings or change of address should be directed to the stock transfer agent.

DIVIDEND REINVESTMENT PLAN

     Shareholders of record may invest their dividends automatically in additional shares of Apache common stock at the market price. Participants may also invest up to an additional $5,000 in Apache shares each quarter through this service. All bank service fees and brokerage commissions on purchases are paid by Apache. A prospectus describing the terms of the Plan and an authorization form may be obtained from the company's stock transfer agent, Wells Fargo Bank Minnesota, N.A.

ANNUAL MEETING

     Apache will hold its annual meeting of shareholders on Thursday, May 3, 2001, at 10 a.m. in the Ballroom, Doubletree Hotel at Post Oak, 2001 Post Oak Boulevard, Houston, Texas. Apache plans to webcast the annual meeting live; connect through the Apache web site: http://www.apachecorp.com

STOCK HELD IN "STREET NAME"

     The company maintains a direct mailing list to ensure that shareholders with stock held in brokerage accounts receive information on a timely basis. Shareholders wanting to be added to this list should direct their requests to Apache's Public and International Affairs Department, 2000 Post Oak Boulevard, Suite 100, Houston, Texas, 77056-4400, by calling (713) 296-6157 or by e-mail to requests@apachecorp.com.

FORM 10-K REQUEST

     Shareholders and other persons interested in obtaining, without cost, a copy of the company's Form 10-K filed with the Securities and Exchange Commission may do so by writing to Cheri L. Peper, Corporate Secretary, 2000 Post Oak Boulevard, Suite 100, Houston, Texas, 77056-4400.

INVESTOR AND PUBLIC RELATIONS

     Shareholders, brokers, securities analysts or portfolio managers seeking information about the company are welcome to contact Robert J. Dye, Vice President of Investor Relations, at (713) 296-6662. Members of the news media and others seeking information about the company should contact Apache's Public and International Affairs Department at (713) 296-6107.

Web site: http://www.apachecorp.com

APACHE CORPORATION

ONE POST OAK CENTRAL
2000 POST OAK BOULEVARD
SUITE 100
HOUSTON, TEXAS 77056-4400

Web site: http://www.apachecorp.com

THIS ANNUAL REPORT CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" AS DEFINED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING, WITHOUT LIMITATION, EXPECTATIONS, BELIEFS, PLANS AND OBJECTIVES REGARDING APACHE'S PRODUCTION, OPERATIONAL PERFORMANCE AND COSTS. AMONG THE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS ARE DELAYS AND DIFFICULTIES IN COMPLETING ACQUISITIONS AND DEVELOPING CURRENTLY OWNED PROPERTIES, THE FAILURE OF EXPLORATORY DRILLING TO RESULT IN COMMERCIAL WELLS, DELAYS DUE TO THE LIMITED AVAILABILITY OF DRILLING EQUIPMENT AND PERSONNEL, FLUCTUATIONS IN OIL AND GAS PRICES, GENERAL ECONOMIC CONDITIONS AND THE RISK FACTORS DETAILED FROM TIME TO TIME IN APACHE'S PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.